BARNETT & PARTNERS ADVISORS, LLC

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

MARCH 31, 2023

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ______________________ AND ENDING ______________________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____
(No. and Street)

____
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

____
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____
(Name – if individual, state last, first, and middle name)

____
(Address) (City) (State) (Zip Code)

____
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Barnett _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barnett & Partners Advisors, LLC _____ , as of March 31 _____ , 2023 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOHN GEOFFREY TIENG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TI6368366
Qualified in Westchester County
My Commission Expires 12-11-2025

6/16/2023

Notary Public

Signature:

Title:
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BARNETT & PARTNERS ADVISORS, LLC

CONTENTS

March 31, 2023



berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Barnett & Partners Advisors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Barnett & Partners Advisors, LLC (the "Company") as of March 31, 2023 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
July 10, 2023

Miami • Los Angeles • Cayman Islands

BARNETT & PARTNERS ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2023

A S S E T S

Cash	$ 8,060
Total Assets	**$ 8,060**

LIABILITIES AND MEMBER'S EQUITY

Total Liabilities	**$ -**
Member's Equity	8,060
Total Liabilities and Member's Equity	**$ 8,060**

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Barnett & Partners Advisors, LLC (the "Company") operates as a securities broker-dealer located in New York City, New York. It was organized in 2003 in the State of New York; is registered with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934; and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has two lines of business: providing merger and acquisition services; and the private placement of securities.

As discussed in Notes 3 and 4, the Company is dependent upon its Member, Barnett & Partners LLC, for funding in order to continue operations.

The Company is not subject to the requirements of SEC Rule 15c3-3 because it operates in accordance with the requirements of Footnote 74 of SEC Release 34-70073, which amended 17 C.F.R. §240.17a-5(d)(1) and (4).

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company's Cash balance represents immediately available deposits held at a major financial institution. The Company considers highly liquid investments with a purchased maturity of less than three months to be Cash Equivalents. The Company held no Cash Equivalents at March 31, 2023.

Revenue Recognition
Revenues are recognized when earned in accordance with *ASC 606, Revenue from Contracts with Customers.* The Company had no revenues and no customers for the year ended March 31, 2023.

Accounts Receivable
Accounts Receivable balances are assessed in accordance with *ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL").* This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset. The Company had no Accounts Receivable as of March 31, 2023.

NOTE 2.   **SIGNIFICANT ACCOUNTING POLICIES** – *continued*

Income Taxes
The Company is a single Member limited liability company, therefore a disregarded entity for tax purposes not subject to Federal, state or local income taxes. All items of income, expense, and other tax matters are reportable by its Member for tax purposes.

The Company's Member is also a single Member limited liability company, therefore is also a disregarded entity for tax purposes not subject to Federal, state or local income taxes. All items of income, expense, and other tax matters are reportable by its Member for tax purposes.

As of March 31, 2023, the Company had no unrecognized tax benefits and no uncertain tax positions under *ASC 740, Income Taxes.* The Company's determinations regarding uncertain tax positions are subject to continuing review and may change as a result of: its ongoing analyses; enacted changes in tax law, regulations and interpretations thereof; or other factors.

The Company is subject to examination by U.S. federal and New York state and local jurisdictions in accordance with the normal statutes of limitations, which are generally three years from the filing date, meaning the tax years beginning March 31, 2020.

Professional Fees
The Company recognizes audit and other professional services fees during the accounting period that the professional services are performed.

Risk Concentrations
At times, the Company may have certain concentrations of risk, including: Cash balances in excess of the FDIC insurance coverage of $250,000 per financial institution; and individual customers representing in excess of 10% of revenues or accounts receivable. These risk concentrations did not apply at any time during the year ended March 31, 2023.

Leases
The Company accounts for leases in accordance with *ASC 842, Leases*, and has elected the short-term lease exemption. The Company does not have any lease agreements with an original term in excess of one year. The Company is not subject to the requirements of *ASC 842.*

Recently Issued Accounting Pronouncements
Regulatory authorities make ongoing revisions to the GAAP standards applicable to the preparation of the Company's financial statements. The Company has evaluated or is currently evaluating the impact of pending GAAP pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

NOTE 3.   LIQUIDITY AND FUNDING

The Member paid 100% of the Company's costs for the year ended March 31, 2023. The Member has committed to continue funding the Company or paying its expenses as needed for the Company to operate at least for the upcoming year through July 10, 2024. The Member's required support through July 10, 2024 is reasonably expected to remain 100% of the Company's costs.

The Member's commitment was made after a comprehensive evaluation of the Company's projected cash flows as well as the Member's available financial resources through July 10, 2024, both including conservative adverse contingency estimates.

Accordingly, this financial statement has been prepared on a going concern basis in accordance with GAAP.

NOTE 4.   RELATED PARTY TRANSACTIONS

The Company and its Member have a written services and expense sharing agreement. Under the terms of this agreement, the Member paid Company expenses amounting to $8,584 during the year ended March 31, 2023: professional fees $6,000; regulatory fees $1,979; and fidelity bond $605.

NOTE 5.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023, the Company had net capital of $8,060 which was $3,060 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 because the Company had no aggregate indebtedness at March 31, 2023.

NOTE 6.   SUBSEQUENT EVENTS

The Company evaluated events and transactions that occurred subsequent to March 31, 2023 through July 10, 2023, the date this financial statement was issued. No material matters were required to be recognized or disclosed in the financial statement.